Neovasc Announces Participation in H.C. Wainwright BioConnect 2021 Virtual Conference

VANCOUVER and MINNEAPOLIS -  via NewMediaWire -- Neovasc Inc. (Nasdaq, TSX: NVCN), today announced its participation in the H.C. Wainwright BioConnect 2021 Virtual Conference, which takes place January 11-14, 2021.  Neovasc President and Chief Executive Officer Fred Colen, Chief Operating Officer Bill Little, and Chief Financial Officer Chris Clark will be available for one-on-one investor meetings during the event; meetings may be requested through H.C. Wainwright. Additionally, a webcast of Neovasc's recorded company presentation will be available on demand via the H.C. Wainwright conference site beginning at 6:00 am ET on January 11, and on the Neovasc website at https://www.neovasc.com/presos/

About Neovasc Inc.

Neovasc is a specialty medical device company that develops, manufactures and markets products for the rapidly growing cardiovascular marketplace. Its products include Reducer, for the treatment of refractory angina, which is not currently commercially available in the United States and has been commercially available in Europe since 2015, and Tiara, for the transcatheter treatment of mitral valve disease, which is currently under clinical investigation in the United States, Canada, Israel and Europe. For more information, visit: www.neovasc.com.

Investors

Mike Cavanaugh

Westwicke/ICR

Phone: +1.646.877.9641

Mike.Cavanaugh@westwicke.com

Media

Sean Leous

Westwicke/ICR

Phone: +1.646.677.1839

Sean.Leous@icrinc.com